UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-32360

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period ended: December 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Akorn, Inc.
(Full name of registrant)

1925 W. Field Court, Suite 300 Lake Forest, Illinois 60045
(Address, including zip code, of principal executive offices)

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)      The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

Akorn, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K within the prescribed time period without unreasonable effort or expense due to the circumstances described below.  The Company has not completed its testing and assessment of the effectiveness of its internal control over financial reporting due in part to identified control deficiencies related to completeness and accuracy of underlying data used in the determination of certain significant estimates and accounting transactions as well as the existence of inadequate segregation of duties.  The Company believes that these deficiencies, or combination of deficiencies, represent material weaknesses in its internal control over financial reporting.  There is a possibility that upon completion of its testing and assessment of the effectiveness of internal control over financial reporting, the Company may determine that there are additional material weaknesses.

These matters required the Company to perform additional procedures and analyses that affected the timeliness of the Company’s annual financial statement close process and preparation of the Form 10-K. Management is in the process of completing its Form 10-K. These additional procedures and analysis are not expected to result in any material change to previously reported financial statements or the financial results reported in our earnings release on March 3, 2014. Except for accounting for the change in our year to year revenues and earnings due to the significant growth of our business, as reported in our March 3, 2014 earnings release, our management believes that there will not be any significant change in results of operations from the corresponding period for the 2012 fiscal year. Management is (i) finalizing its testing and assessment of the effectiveness of the Company’s internal control over financial reporting, (ii) determining the steps necessary to remediate the material weaknesses, and (iii) recommending to the Audit Committee of the Company’s Board of Directors remediation actions that the Company expects to take.

The Company expects to file its Form 10-K for the fiscal year ended December 31, 2013 within the 15-day extension period provided by Rule 12b-25.

PART IV
OTHER INFORMATION

(1)	The name and telephone number of the person to contact in regard to this notification is Timothy A. Dick, (847) 847-6100.

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report.
☒   Yes     ☐   No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐  Yes     ☒   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Akorn, Inc.
(Name of the Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 3, 2014	By:	/s/ Timothy A. Dick
Timothy A. Dick Chief Financial Officer